UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             ATC HEALTHCARE, INC.
                             --------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                   00209C102
                                   ---------
                                (CUSIP Number)

                                Mitchell Levine
                      c/o Enable Capital Management, LLC
                         One Ferry Building, Suite 255
                            San Francisco, CA 94111
                                 415-677-1577
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                               November 19, 2007
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


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CUSIP 00209C102                  SCHEDULE 13D                    Page 2 of 10

1.  Names of Reporting Persons.                ENABLE CAPITAL MANAGEMENT, LLC

2.  Check the Appropriate Box if a Member of a Group                  (a) [ ]
    (See Instructions)                                                (b) [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                     OO

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to      [ ]
    Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                             Delaware

  NUMBER OF    7.    Sole Voting Power                          4,733,807 (1)
   SHARES
BENEFICIALLY   8.    Shared Voting Power                                    0
  OWNED BY
    EACH       9.    Sole Dispositive Power                     4,733,807 (1)
  REPORTING
 PERSON WITH   10.   Shared Dispositive Power                               0

11. Aggregate Amount Beneficially Owned by Each                 4,733,807 (1)
    Reporting Person                                   (See Items 3, 4 and 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain            [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              9.99% (1)
                                                       (See Items 3, 4 and 5)

14. Type of Reporting Person (See Instructions)                            OO





(1) Includes warrants to purchase up to 904,717 shares of Common Stock which are exercisable within 60 days from the date hereof.



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CUSIP 00209C102                  SCHEDULE 13D                    Page 3 of 10

1.  Names of Reporting Persons.                  ENABLE GROWTH PARTNERS, L.P.

2.  Check the Appropriate Box if a Member of a Group                  (a) [ ]
    (See Instructions)                                                (b) [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                     WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to      [ ]
    Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                             Delaware

  NUMBER OF    7.    Sole Voting Power                          4,796,014 (1)
   SHARES
BENEFICIALLY   8.    Shared Voting Power                                    0
  OWNED BY
    EACH       9.    Sole Dispositive Power                     4,796,014 (1)
  REPORTING
 PERSON WITH   10.   Shared Dispositive Power                               0

11. Aggregate Amount Beneficially Owned by Each                 4,796,014 (1)
    Reporting Person                                   (See Items 3, 4 and 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain            [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              9.99% (1)
                                                       (See Items 3, 4 and 5)

14. Type of Reporting Person (See Instructions)                            PN





(1) Includes warrants to purchase up to 1,514,287 shares of Common Stock which are exercisable within 60 days from the date hereof.


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CUSIP 00209C102                  SCHEDULE 13D                    Page 4 of 10

1.  Names of Reporting Persons.                            MITCHELL S. LEVINE

2.  Check the Appropriate Box if a Member of a Group                  (a) [ ]
    (See Instructions)                                                (b) [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                     OO

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to      [ ]
    Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                 U.S.

  NUMBER OF    7.    Sole Voting Power                          4,733,807 (1)
   SHARES
BENEFICIALLY   8.    Shared Voting Power                                    0
  OWNED BY
    EACH       9.    Sole Dispositive Power                     4,733,807 (1)
  REPORTING
 PERSON WITH   10.   Shared Dispositive Power                               0

11. Aggregate Amount Beneficially Owned by Each                 4,733,807 (1)
    Reporting Person                                   (See Items 3, 4 and 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
    (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              9.99% (1)
                                                       (See Items 3, 4 and 5)

14. Type of Reporting Person (See Instructions)                            IN





(1) Includes warrants to purchase up to 904,717 shares of Common Stock which are exercisable within 60 days from the date hereof.

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CUSIP 00209C102                  SCHEDULE 13D                    Page 5 of 10

Item 1.   Security and Issuer:

    This statement on Schedule 13D relates to the Class A Common Stock (the "Common Stock"), of ATC Healthcare, Inc., a Delaware corporation, which has its principal business office at 1983 Marcus Avenue, Suite E122, Lake Success, NY 11042 (the "Company" or the "Issuer").

Item 2.   Identity and Background:

    (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Enable Growth Partners, L.P. ("EGP"), (ii) Enable Capital Management, LLC ("ECM") and (iii) Mitchell S. Levine (Mr. Levine, and each of EGP and ECM, a "Reporting Person" and collectively, the "Reporting Persons"). Each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

    (b) The business address for the Reporting Persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

    (c) The principal business of EGP is purchasing, selling, trading and investing in securities. ECM is the investment manager of EGP, and Mr. Levine is the manager of ECM.

    (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

    (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) EGP is a Delaware limited partnership, ECM is a Delaware limited liability company, and Mr. Levine is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration:

    On March 5, 2007, pursuant to a securities purchase agreement (the "Purchase Agreement"), the Company issued and sold to EGP in a private transaction 3,683,333 shares of Common Stock and warrants exercisable for 1,841,666 shares of Common Stock, with an initial exercise price of $0.45 per share.

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CUSIP 00209C102                  SCHEDULE 13D                    Page 6 of 10

    The aggregate purchase price paid by EGP pursuant to the Purchase Agreement was $1,105,000. The source of funds for the transactions described above was EGP's working capital. All of the warrants issued to EGP described above contain a limitation prohibiting exercise thereof to the extent that any Reporting Person (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common
Stock immediately after giving effect to such exercise.

Item 4.   Purpose of Transaction:

    As of the date of this Schedule 13D, the Reporting Persons are considering and evaluating strategic alternatives designed to lead to the maximization of their investment in the Issuer. The Reporting Persons believe that there may be opportunities to significantly improve the Issuer's financial performance and strategic direction, as well as the value of their investment. In this connection, the Reporting Persons may hold discussions with other stockholders and with third parties that may address a number of issues, including without limitation, their respective views on:

     * the Issuer's business and prospects;
     * the acquisition of synergistic businesses or disposition of certain of its operations;
     * concerns over the direction and management of the Issuer generally, and in particular;
        - the current structure of management compensation
        - composition of the board of directors
        - management's (and related parties') continued holding of convertible securities
        - management-level employee turnover
        - apparent failure to control discretionary corporate expenditures
        - recurring late filing of Exchange Act reports with the Securities and Exchange Commission
        - failure to maintain compliance with American Stock Exchange continued listing requirements;
     * and other opportunities to improve or realize on the value of their investment in the Issuer;

    At this time, the Reporting Persons have not made any decisions regarding their future plans and proposals with respect to the Issuer.

    The Reporting Persons reserve the right to change their plans and intentions and to increase or decrease their investment in the Issuer.
In particular, any one or more of the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not

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CUSIP 00209C102                  SCHEDULE 13D                   Page 7 of 10

in existence as of the date hereof), (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4 of Schedule 13D. Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other applicable law.

    Except as otherwise described in this Item 4 and Items 5 and 6, no Reporting Person has formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs
(a) - (j) of Item 4 of Schedule 13D. Further, the Reporting Persons each expressly retains the right to independently vote and dispose of shares of Common Stock which they beneficially own.

Item 5.   Interest in Securities of the Issuer:

    (a) and (b) Reference is hereby made to Items 7-10, 11 and 13 of pages 2-4 of this Schedule 13D, which Items are incorporated by reference herein.

    In addition to the Common Stock beneficially owned through EGP, ECM and Mr. Levine beneficially own 899,362 shares of Common Stock through an investment limited partnership of which ECM is the general partner and investment manager and a separate client account of which ECM is investment manager. The investment limited partnership holds warrants exercisable for 216,666 shares of Common Stock, with an initial exercise price of $0.45 per share, and the separate account holds warrants exercisable for 108,333 shares of Common Stock, with an initial exercise price of $0.45 per share. The percentage of Common Stock beneficially owned by those other client accounts is 1.92%. Other than EGP, no single client's holdings exceed five percent of the Common Stock.

    In ECM's capacity as investment manager of EGP and the other client accounts, ECM has been granted the authority to dispose of and vote the Common Stock held by those accounts. The client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Common Stock and the proceeds from the sale of such Common Stock. Each of EGP and the other client accounts disclaim beneficial ownership of shares of Common Stock beneficially owned by each other.

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CUSIP 00209C102                  SCHEDULE 13D                   Page 8 of 10

    ECM, as investment manager of EGP, and Mitchell S. Levine, as ECM's manager and majority owner, may be deemed to beneficially own the securities owned by EGP and the other accounts, in that they may be deemed to have the power to direct the voting or disposition of those securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any purpose, the beneficial owner of any Common Stock, and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Common Stock, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of ECM is, for any purpose, the beneficial owner of any of the Common Stock, and such beneficial ownership is expressly disclaimed.

    The calculation of percentage of beneficial ownership in Item 11 of pages 2-4 of this Schedule 13D was derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 16, 2007, in which the Issuer stated that the number of shares of its Common Stock outstanding as of July 10, 2007 was 46,480,744 shares.

    (c) No Reporting Person has effected transactions in the Common Stock during the past 60 days.

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

    Other than the agreement among the Reporting Persons with respect to the filing of this Schedule 13D, there is no contract, arrangement, understanding or relationship with any other person with respect to the voting, ownership or disposition of the Common Stock.

Item 7.   Material to Be Filed as Exhibits:

    1.  Joint Filing Agreement described in Item 6 above.

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CUSIP 00209C102                  SCHEDULE 13D                   Page 9 of 10

                                  Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2007        ENABLE CAPITAL MANAGEMENT, LLC

                                 By: /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, Managing Member


                                 ENABLE GROWTH PARTNERS, L.P.

                                 By:  Enable Capital Management, LLC,
                                      its General Partner

                                 By: /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, Managing Member


                                  /s/ Mitchell S. Levine
                                  -------------------------------------------
                                  Mitchell S. Levine, individually


                                     EXHIBITS LIST

              Exhibit A         Joint Filing Agreement                Page 10

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CUSIP 00209C102                  SCHEDULE 13D                   Page 10 of 10


                                       EXHIBIT A

                               JOINT FILING AGREEMENT

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

Dated:  November 19, 2007        ENABLE CAPITAL MANAGEMENT, LLC

                                 By: /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, Managing Member


                                 ENABLE GROWTH PARTNERS, L.P.

                                 By:  Enable Capital Management, LLC,
                                      its General Partner

                                 By: /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, Managing Member


                                  /s/ Mitchell S. Levine
                                  -------------------------------------------
                                  Mitchell S. Levine, individually